INTERNATIONAL TOWER HILL MINES LTD.

02034329

02 MAY 22 AM 10:

SUPPL

May 6, 2002

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President

PROCESSED
JUN 06 2002
THOMSON FINANCIAL P

dw 5/29

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

May 6, 2002 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, BSE: IW9 www.towerhillmines.com) wishes to advise that effective today, the Company's NASD OTC Bulletin Board trading symbol has changed from "TWHMF" to "ITHMF".

About International Tower Hill Mines Ltd.
The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Alberta (Chinchaga Project) and Quebec (Torngat Properties), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com